UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

 Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant's name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: "Nova Reports Record Fourth Quarter and Full Year 2016 Results".

The GAAP financial statements tables included in the press release attached hereto are hereby incorporated by reference into the Registrant's registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: November 5, 2007 (File No. 333-147140); October 25, 2012 (File No. 333-184585) and March 6, 2015 (File No. 333-202550).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2017	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5760 E-mail: info@novameasuring.com www.novameasuring.com	Investor Relations Contacts: Hayden/ MS-IR LLC Miri Segal Tel: +917-607-8654 E-mail: msegal@ms-ir.com Or Brett Maas Tel: +646-536-7331 E-mail: brett@haydenir.com

Company Press Release

Nova Reports Record Fourth Quarter and Full Year 2016 Results

Record Full-Year Revenue of $163.9 Million
Full-Year GAAP Net Income of $9.6 Million
Record Full-Year Non-GAAP Net Income of $30.3 Million

Rehovot, Israel, February 14, 2017 - Nova Measuring Instruments (Nasdaq: NVMI), a leading innovator and a key provider of metrology solutions for advanced process control used in semiconductor manufacturing, today reported record financial results for the fourth quarter and full year 2016, the periods ended December 31, 2016.

Fourth Quarter 2016 Highlights:
•	Record quarterly revenue of $50.2 million, up 14% sequentially and 25% year-over-year, significantly exceeding guidance of $42 to $46 million and as preannounced on January 26, 2017
•	GAAP net income of $8.4 million, or $0.30 per diluted share, up 58% year-over-year on a per-share basis, exceeding guidance of $0.23 to $0.29 per share
•	Non-GAAP net income of $11.7 million, or $0.42 per diluted share, up 24% sequentially and 121% year-over-year on a per-share basis, exceeding guidance of $0.31 to $0.40 per share
•	Received over $10 million in XPS orders from multiple foundry customers
•	Received multiple orders from leading 3D-NAND manufacturers

Full Year 2016 Highlights:
•	Record full-year revenue of $163.9 million, up 10% year-over-year
•	GAAP net income of $9.6 million, or $0.35 per diluted share, including non-recurring expense of $12.9 million related to royalty payment to the Israeli Office of the Chief Scientist
•	Record non-GAAP net income of $30.3 million, or $1.10 per diluted share, up 44% year-over-year on a per-share basis
•	Diversified customer mix yielded four customers contributing more than 10% each to the annual product revenues

	GAAP Results ($K)
	Q4 2016	Q3 2016	Q4 2015	FY 2016	FY 2015
Revenues	$50,212	$44,060	$40,022	$163,903	$148,514
Net Income (Loss)	$8,364	$(4,778)	$5,161	$9,644	$15,725
Earnings (Loss) per Diluted Share	$0.30	$(0.18)	$0.19	$0.35	$0.57

	NON-GAAP Results ($K)
	Q4 2016	Q3 2016	Q4 2015	FY 2016	FY 2015
Net Income	$11,719	$9,449	$5,278	$30,321	$21,030
Earnings per Diluted Share	$0.42	$0.34	$0.19	$1.10	$0.76

A reconciliation between GAAP operating results and non-GAAP operating results is provided following the financial statements that are part of this release. Non-GAAP results exclude amortization of acquired intangible assets, net adjustments of deferred tax assets, stock-based compensation expenses, acquisition related expenses, expense related to royalty buyout agreement with the Office of the Chief Scientist and inventory write-off.

Management Comments

"The fourth quarter was an outstanding conclusion to another record year, demonstrating our ability to execute our growth plans effectively while improving our customer diversification and operational model," commented Eitan Oppenhaim, President and Chief Executive Officer of Nova. "We believe that the strong end to 2016 sets us on course for another growth year in 2017, bolstered by growing demand for our entire product portfolio, combining dimensions and materials metrology solutions. The strength of our business, as evidenced by our strong guidance for the first quarter, will continue into 2017 as we continue to secure wins from multiple customers in various industry segments."

Mr. Oppenhaim continued, "Nova's broad offering, which is embraced by our diversified customer base, allows us today to address a wider range of challenges that generate more opportunities for us to grow in 2017. During our continued growth, we have leveraged our proven business model to drive record profits, as evidenced by the significant increase in full-year non-GAAP net income. We expect to continue to benefit from our efficient business model in the coming years, leading to continued profitable growth."

2017 First Quarter Financial Outlook

Management provided an outlook for the first quarter, the period ending March 31, 2017. Based on current estimates, management expects:

•	$50 million to $54 million in revenue
•	$0.31 to $0.39 in diluted GAAP EPS
•	$0.37 to $0.45 in diluted non-GAAP EPS

2016 Fourth Quarter Results

Total revenues for the fourth quarter of 2016 were $50.2 million, in line with the results announced on January 26, 2017. Sequentially, this represented an increase of 14% compared to the third quarter of 2016, and an increase of 25% relative to the fourth quarter of 2015.

Gross margin for the fourth quarter of 2016 was 56%, compared sequentially with gross margin of 22% in the third quarter of 2016 (which included a non-recurring expense related to royalty buyout agreement) and compared with gross margin of 52% in the fourth quarter of 2015.

Operating expenses in the fourth quarter of 2016 were $17.4 million. This is compared with $16.6 million in the third quarter of 2016 and compared with $17.3 million in the fourth quarter of 2015.

On a GAAP basis, the company reported net income of $8.4 million, or $0.30 per diluted share, in the fourth quarter of 2016. This is compared with a net loss of $4.8 million, or $0.18 per diluted share, in the third quarter of 2016. The company reported net income of $5.2 million, or $0.19 per diluted share, in the fourth quarter of 2015.

On a non-GAAP basis, which excludes amortization of acquired intangible assets, net adjustments of deferred tax assets and stock-based compensation expenses, the company reported net income of $11.7 million, or $0.42 per diluted share, in the fourth quarter of 2016. This is compared with net income of $9.4 million, or $0.34 per diluted share, in the third quarter of 2016, and compared with net income of $5.3 million, or $0.19 per diluted share, in the fourth quarter of 2015.

Cash utilization in the fourth quarter was higher than normal mainly due to the timing of shipments during the quarter, and management expects the first quarter of 2017 to include higher than normal cash generation.

2016 Full Year Results

Total revenues for 2016 were $163.9 million, an increase of 10% compared to total revenues of $148.5 million for 2015.

Gross margin in 2016 was 46%, and included $12.9 million of non-recurring expense related to royalty buyout agreement. This is compared with gross margin of 52% in 2015.

Operating expenses in 2016 were $65.1 million, compared with operating expenses of $65.5 million in 2015.

On a GAAP basis, which included $12.9 million of expense related to a royalty buyout agreement with the Office of the Chief Scientist, the company reported net income of $9.6 million, or $0.35 per diluted share, in 2016. This is compared with a net income of $15.7 million, or $0.57 per diluted share, in 2015.

On a non-GAAP basis, which excludes amortization of acquired intangible assets, net adjustments of deferred tax assets, stock-based compensation expenses, expense related to a royalty buyout agreement with the Office of the Chief Scientist and inventory write-off, the company reported net income of $30.3 million, or $1.10 per diluted share, in 2016. This is compared with net income of $21.0 million, or $0.76 per diluted share, in 2015.

Total cash reserves at the end of 2016 were $91.7 million, compared to $97.8 million at the end of 2015.

Conference Call Information

Nova will host a conference call today, February 14, 2017, at 9 a.m. Eastern Time, to discuss the financial results and future outlook. To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your calls five minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. Dial-in Number: 1-888-244-2417
ISRAEL Dial-in Number: 1 80 925 8350
INTERNATIONAL Dial-in Number: 1-913-312-0966
At:
9 a.m. Eastern Time
6 a.m. Pacific Time
4 p.m. Israeli Time

Please reference conference ID 3628025

The conference call will also be webcast live from a link on Nova's website at http://ir.novameasuring.com. For those unable to participate in the conference call, there will be a replay available from a link on Nova's website at http://ir.novameasuring.com.

About Nova: Nova Measuring Instruments delivers continuous innovation by providing advanced metrology solutions for the semiconductor manufacturing industry. Deployed with the world's largest integrated-circuit manufacturers, Nova's products deliver state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova's product portfolio, which combines high-precision hardware and cutting-edge software, supports the development and production of the most advanced devices in today's high-end semiconductor market. Nova's technical innovation and market leadership enable customers to improve process performance, enhance products' yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at www.novameasuring.com.

Nova is traded on the NASDAQ & TASE under the symbol NVMI.

This press release provides financial measures that exclude charges for amortization of acquired intangible assets, net adjustment of deferred tax assets, stock-based compensation expenses, acquisition related expenses, expense related to royalty buyout agreement with the Office of the Chief Scientist and inventory write-off and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhances management's and investors' ability to evaluate Nova's performance before charges or benefits considered by management to be outside Nova's ongoing operating results. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allows greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but are not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following: our dependency on three product lines; our dependency on a small number of large customers and small number of suppliers; the highly cyclical and competitive nature of the markets we target and we operate in; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our ability to recognize the benefits of ReVera acquisition and risks that the acquisition may disrupt current plans and operations and impact relationships with customers, distributors and suppliers; our dependency on PEMs; risks related to exclusivity obligations and non-limited liability that may be included in our commercial agreements and arrangements; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks related to our dependence on our manufacturing facilities; risks related to changes in our order backlog; risks related to the worldwide financial instabilities; risks related to our intellectual property; new product offerings from our competitors; unanticipated manufacturing or supply problems; risks related to government programs we participate in; risks related to taxation; changes in customer demand for our products; risks related to currency fluctuations, risks related to acquisitions we may pursue and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in Nova's Annual Report on Form 20-F for the year ended December 31, 2015 filed with the Securities and Exchange Commission on February 29, 2016. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands) - (Unaudited)
	As of December 31,
ASSETS	2016	2015
Current assets
Cash and cash equivalents	20,406	27,733
Short-term interest-bearing bank deposits	70,546	69,298
Trade accounts receivable	42,626	19,046
Inventories	29,260	27,683
Deferred tax assets	-	3,540
Other current assets	5,068	2,888

Total current assets	167,906	150,188

Long-term assets
Long-term interest-bearing bank deposits	750	750
Deferred tax assets	3,020	5,735
Severance pay funds	1,425	1,514
Property and equipment, net	10,017	11,062
Identifiable intangible assets, net	15,361	17,906
Goodwill	20,114	20,114

Total long-term assets	50,687	57,081

Total assets	218,593	207,269

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Trade accounts payable	16,501	14,378
Deferred revenues	4,072	5,828
Deferred tax liabilities	-	956
Other current liabilities	18,461	15,996

Total current liabilities	39,034	37,158

Long-term liabilities
Deferred tax liabilities	1,094	5,760
Liability for employee severance pay	2,418	2,469
Other long-term liabilities	1,330	822

Total long-term liabilities	4,842	9,051

Shareholders' equity	174,717	161,060

Total liabilities and shareholders' equity	218,593	207,269

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data) - (Unaudited)

	Three months ended December 31,		Year ended December 31,
	2016	2015	2016	2015
Revenues:
Products	39,806	30,581	122,439	111,178
Services	10,406	9,441	41,464	37,336
Total revenues	50,212	40,022	163,903	148,514

Cost of revenues:
Products	15,497	12,593	48,577	47,185
Services	6,557	5,524	25,282	20,743
Expense related to royalty buyout agreement with the Office of the Chief Scientist	-	-	12,875	-
Inventory write-off	-	-	1,889	-
Amortization of acquired intangible assets in cost of products	-	1,051	-	3,506
Total cost of revenues	22,054	19,168	88,623	71,434

Gross profit	28,158	20,854	75,280	77,080

Operating expenses:
Research and development expenses, net	9,225	10,826	34,998	39,703
Sales and marketing expenses	5,814	4,474	20,736	15,768
General and administration expenses	1,702	1,606	6,835	5,856
Acquisition related expenses	-	-	-	2,655
Amortization of acquired intangible assets	636	378	2,545	1,517
Total operating expenses	17,377	17,284	65,114	65,499

Operating income	10,781	3,570	10,166	11,581
Financing income, net	190	184	1,216	643

Income before tax on income	10,971	3,754	11,382	12,224

Income tax expenses (benefit)	2,607	(1,407)	1,738	(3,501)

Net income for the period	8,364	5,161	9,644	15,725

Earnings per share:
Basic	0.31	0.19	0.35	0.58
Diluted	0.30	0.19	0.35	0.57

Shares used for calculation of earnings per share:

Basic	27,292	27,073	27,175	27,185
Diluted	27,704	27,334	27,503	27,510

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands) - (Unaudited)

	Three months ended December 31,		Year ended December 31,
	2016	2015	2016	2015
Cash flows from operating activities:
Net income for the period	8,364	5,161	9,644	15,725

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	731	1,288	4,271	4,597
Amortization of acquired intangible assets	636	1,429	2,545	5,023
Amortization of deferred stock-based compensation	691	765	2,735	2,673
Increase (decrease) in liability for employee termination benefits, net	(57)	35	38	70
Deferred tax assets, net	2,028	(2,077)	633	(5,046)
Loss on securities	-	(23)	-	(10)
Decrease (increase) in trade accounts receivable	(19,068)	4,297	(23,580)	(1,959)
Decrease (increase) in inventories	(335)	745	(1,670)	(1,949)
Decrease (increase) in other current and long term assets	(1,885)	872	(2,180)	370
Increase in trade accounts payable	4,127	1,469	2,123	1,604
Increase in other current liabilities and other long-term liabilities	3,601	683	3,037	3,329
Increase (decrease) in short and long term deferred revenues	(351)	(1,928)	(1,756)	1,361

Net cash provided by (used in) operating activities	(1,518)	12,716	(4,160)	25,788

Cash flow from investment activities:
Decrease (increase) in short-term interest-bearing bank deposits	(998)	(10,045)	(1,248)	37,991
Proceeds from short-term held for trading securities	-	2,005	-	2,005
Acquisition of subsidiary, net of acquired cash	-	-	-	(45,344)
Additions to property and equipment	(1,518)	(2,205)	(3,133)	(4,373)

Net cash used in investment activities	(2,516)	(10,245)	(4,381)	(9,721)

Cash flows from financing activities:
Purchases of treasury shares	-	-	(937)	(4,302)
Shares issued under employee stock-based plans	786	232	2,151	2,319

Net cash provided by (used in) financing activities	786	232	1,214	(1,983)

Increase (decrease) in cash and cash equivalents	(3,248)	2,703	(7,327)	14,084
Cash and cash equivalents – beginning of period	23,654	25,030	27,733	13,649
Cash and cash equivalents – end of period	20,406	27,733	20,406	27,733

NOVA MEASURING INSTRUMENTS LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(U.S. dollars in thousands, except percentage and per share data) - (Unaudited)

	Three months ended
	December 31, 2016	September 30, 2016	December 31, 2015
GAAP cost of revenues	22,054	34,367	19,168
Amortization of acquired intangible assets in cost of products	-	-	(1,051)
Expense related to royalty buyout agreement with the Office of the Chief Scientist	-	(12,875)	-
Inventory write-off	-	(1,889)	-
Stock-based compensation in cost of products	(88)	(79)	(94)
Stock-based compensation in cost of services	(54)	(52)	(63)
Non-GAAP cost of revenues	21,912	19,472	17,960

GAAP gross profit	28,158	9,693	20,854
Gross profit adjustments	142	14,895	1,208
Non-GAAP gross profit	28,300	24,588	22,062
GAAP gross margin as a percentage of revenues	56%	22%	52%
Non-GAAP gross margin as a percentage of revenues	56%	56%	55%

GAAP operating expenses	17,377	16,640	17,284
Stock-based compensation in research and development	(247)	(200)	(322)
Stock-based compensation in sales and marketing	(211)	(226)	(213)
Stock-based compensation in general and administrative	(91)	(82)	(73)
Amortization of acquired intangible assets	(636)	(637)	(378)
Non-GAAP operating expenses	16,192	15,495	16,298
Non-GAAP operating income	12,108	9,093	5,764
GAAP operating margin as a percentage of revenues	21%	(16%)	9%
Non-GAAP operating margin as a percentage of revenues	24%	21%	14%

GAAP tax on income	2,607	(1,868)	(1,407)
Deferred tax assets adjustments, net	(2,028)	1,813	2,077
Non-GAAP tax on income	579	(55)	670

GAAP net income (loss)	8,364	(4,778)	5,161
Amortization of acquired intangible assets	636	637	1,429
Expense related to royalty buyout agreement with the Office of the Chief Scientist	-	12,875	-
Stock-based compensation expenses	691	639	765
Deferred tax assets adjustments, net	2,028	(1,813)	(2,077)
Inventory write-off	-	1,889	-
Non-GAAP net income	11,719	9,449	5,278

GAAP basic earnings (loss) per share	0.31	(0.18)	0.19
Non-GAAP basic earnings per share	0.43	0.35	0.19

GAAP diluted earnings (loss) per share	0.30	(0.18)	0.19
Non-GAAP diluted earnings per share	0.42	0.34	0.19

Shares used for calculation of earnings (loss) per share:
Basic	27,292	27,169	27,073
Diluted	27,704	27,536	27,334

NOVA MEASURING INSTRUMENTS LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(U.S. dollars in thousands, except percentage and per share data) - (Unaudited)

	Year ended December 31,
	2016	2015
GAAP cost of revenues	88,623	71,434
Amortization of acquired intangible assets in cost of products	-	(3,506)
Expense related to royalty buyout agreement with the Office of the Chief Scientist	(12,875)	-
Inventory write-off	(1,889)	-
Stock-based compensation in cost of products	(342)	(373)
Stock-based compensation in cost of services	(218)	(203)
Non-GAAP cost of revenues	73,299	67,352

GAAP gross profit	75,280	77,080
Gross profit adjustments	15,324	4,082
Non-GAAP gross profit	90,604	81,162
GAAP gross margin as a percentage of revenues	46%	52%
Non-GAAP gross margin as a percentage of revenues	55%	55%

GAAP operating expenses	65,114	65,499
Stock-based compensation in research and development	(983)	(1,084)
Stock-based compensation in sales and marketing	(884)	(744)
Stock-based compensation in general and administrative	(308)	(269)
Acquisition related expenses	-	(2,655)
Amortization of acquired intangible assets	(2,545)	(1,517)
Non-GAAP operating expenses	60,394	59,230
Non-GAAP operating income	30,210	21,932
GAAP operating margin as a percentage of revenues	6%	8%
Non-GAAP operating margin as a percentage of revenues	18%	15%

GAAP tax on income	1,738	(3,501)
Deferred tax assets adjustments, net	(633)	5,046
Non-GAAP tax on income	1,105	1,545

GAAP net income	9,644	15,725
Amortization of acquired intangible assets	2,545	5,023
Expense related to royalty buyout agreement with the Office of the Chief Scientist	12,875	-
Stock-based compensation expenses	2,735	2,673
Deferred tax assets adjustments, net	633	(5,046)
Inventory write-off	1,889	-
Acquisition related expenses	-	2,655
Non-GAAP net income	30,321	21,030

GAAP basic earnings per share	0.35	0.58
Non-GAAP basic earnings per share	1.12	0.77

GAAP diluted earnings per share	0.35	0.57
Non-GAAP diluted earnings per share	1.10	0.76

Shares used for calculation of earnings per share:
Basic	27,175	27,185
Diluted	27,503	27,510